January 21, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Laura Nicholson

Re:    Request for Acceleration of Effectiveness of Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-248754) of Talos Energy Inc.

Ladies and Gentlemen:

On behalf of Talos Energy Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Monday, January 25, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

[Signature Page Follows]

United States Securities and Exchange Commission

January 21, 2021

Very truly yours,

TALOS ENERGY INC.

By:	/s/ William S. Moss III
Name:	William S. Moss III
Title:	Executive Vice President, General Counsel and Secretary

Signature Page to Acceleration Request